SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  -----------

                                   FORM 8-B/A

                               AMENDMENT NO. 1 TO
                       REGISTRATION STATEMENT ON FORM 8-B

              FOR REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR
              ISSUERS FILED PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                          CENTRAL FIDELITY BANKS, INC.
             (Exact name of registrant as specified in its charter)


                  Virginia                                       54-1091649
(State of incorporation or organization)                     (I.R.S. Employer
                                                            Identification No.)


1021 East Cary Street, Richmond, Virginia                          23219
(Address of principal executive offices)                         (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class                          Name of Each Exchange on Which
to be so Registered                          Each Class is to be Registered

      None                                                  None


Securities to be registered pursuant to Section 12(g) of the Act:


                         Common Stock, Par Value $5.00
                                (Title of Class)




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Item 4.  Description of Registrant's Securities to be Registered.

         Central Fidelity Banks, Inc. (the "Registrant") hereby amends in its entirety Item 4, "Capital Stock to be Registered," of Registrant's Registration Statement on Form 8-B filed on April 30, 1979 as follows:

         The following summary description of the capital stock of the Registrant is qualified in its entirety by reference to applicable provisions of Virginia law and the Registrant's Restated Articles of Incorporation, as amended (the "Articles"), and By-Laws, which are on file with the Securities and Exchange Commission (the "Commission").

Common Stock

         The Registrant is authorized to issue 100,000,000 shares of common stock, par value $5.00 per share (the "Common Stock"), of which 40,192,879 shares were outstanding at December 31, 1995. All of the outstanding shares of Common Stock are fully paid and nonassessable.

         Holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, holders of Common Stock will be entitled to receive pro rata any assets distributable to holders of Common Stock in respect of the number of shares held by them. The dividend and liquidation rights of holders of Common Stock are subject to the rights of holders of any Preferred Stock of the Registrant which may be issued and outstanding. See " - Preferred Stock."

         Holders of Common Stock are entitled to one vote per share on all matters submitted to shareholders. There are no cumulative voting rights in the election of directors. Holders of Common Stock have no conversion or redemption rights. Each share of Common Stock also represents one preferred share purchase right under the Registrant's Shareholder Rights Plan. The preferred share purchase rights are registered under Section 12(g) of the Securities Exchange Act of 1934 on Form 8-A, as amended, a copy of which is on file with the Commission. Central Fidelity National Bank, a national banking association, is the transfer agent and registrar for the Common Stock.

Preferred Stock

         The  Registrant is authorized to issue two classes of Preferred  Stock:
200,000 shares of Preferred Stock, par value $100.00 per share; and 4,000,000 shares of 1983 Preferred Stock, par value $25.00 per share (together, the "Preferred Stock"). No shares of either class are outstanding.

         Under the Registrant's Articles, the Board of Directors, without shareholder approval, is authorized to issue shares of either class of Preferred Stock in one or more series and to designate, with respect to each such series of Preferred Stock: (i) the number of shares in each

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such series;  (ii) the dividend rates,  preferences  and date of payment;  (iii)
whether dividends on any floating or variable rate series of Preferred Stock shall be cumulative and, if cumulative, the date or dates from which the same shall be cumulative; (iv) the extent of participation rights, if any; (v) the terms and conditions of redemption and the prices at which it may occur; (vi) the sinking fund provisions, if any, for redemption or purchase of shares; (vii) voluntary and involuntary liquidation preferences; (viii) the rights, if any, and the terms and conditions on which shares can be converted into or exchanged for shares of any other class or series; and (ix) the voting rights, if any, in addition to such voting rights as are or may be required by law.

         The Registrant's Articles also provide that, with respect to any series of Preferred Stock as to which the Board of Directors of the Registrant shall have specified a fixed rate of dividend, the holders of any such series of Preferred Stock shall be entitled to cumulative dividends. No dividends may be declared or paid on the Common Stock, or on any shares of Preferred Stock which are entitled to participate with the Common Stock, until full dividends on any outstanding fixed rate Preferred Stock is paid, or declared and set apart for payment, with respect to all past dividend periods and any current dividend period. Interest will not accrue on cumulative dividend arrearages payable on fixed rate Preferred Stock.

         The Board of Directors may authorize the issuance of one or more series of Preferred Stock of either class which may have voting and conversion rights which could adversely affect the voting power of the holders of Common Stock.

         The Board of Directors has authorized and initially reserved from the 1983 Preferred Stock up to 200,000 shares of Series A Junior Participating Preferred Stock, par value $25.00 per share, for issuance upon the exercise of the preferred share purchase rights under the Registrant's Shareholder Rights Plan. Such reservation may be increased by resolution of the Board of Directors from time to time.

         The creation and issuance of any additional series of Preferred Stock, and the relative rights and preferences of such series, if and when established, will depend upon, among other things, the future capital needs of the Registrant, then existing market conditions and other factors that, in the judgment of the Board of Directors of the Registrant, might warrant the issuance of Preferred Stock.

Preemptive Rights

         No holder of any shares of Common Stock or Preferred Stock has any preemptive right to purchase or subscribe to any additional shares of any class or series of the capital stock of the Registrant.

Certain Provisions Which May Have an Anti-Takeover Effect

     The Registrant's Articles and By-Laws contain provisions which may have the effect of delaying or preventing a change in control of the Registrant. The Articles and By-Laws provide


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(i) for division of the Board of Directors  into three  classes,  with one class elected each year to serve a three-year term; (ii) that directors may be removed only upon the affirmative vote of the holders of 80% of the outstanding voting stock; (iii) that any vacancy on the Board may be filled by the remaining directors; (iv) that advance notification is required for a shareholder to bring business before a shareholders' meeting or to nominate a person for election as a director; and (v) that the affirmative vote of the holders of 80% of the outstanding voting stock is required to alter, amend or repeal the foregoing provisions.

         The Articles also contain a "fair price" provision that requires the affirmative vote of the holders of 80% of the outstanding voting stock as a condition for certain mergers or business combinations, unless the transaction is either approved by a majority of the disinterested directors or certain minimum fair price and procedural requirements are met, in which case the transaction will require only the affirmative vote of the holders of outstanding voting stock as required by law or any other provision of the Articles. A "disinterested director" is defined as any member of the Registrant's Board of Directors who is (i) unaffiliated with an interested shareholder (as defined below) and was a member of the Board prior to the time the interested shareholder became such, or (ii) is so unaffiliated and is recommended to succeed a disinterested director by a majority of the disinterested directors then on the Board. An "interested shareholder" is defined to mean any entity (other than the Registrant or a subsidiary) or affiliate of the Registrant beneficially owning more than 20% of the Registrant's stock, or any shareholder beneficially owning shares of the Registrant's stock by reason of assignment by, or succession to, an interested shareholder.

         The foregoing provisions of the Articles and By-Laws are intended to prevent inequitable shareholder treatment in a two-tier takeover and to reduce the possibility that a third party could effect a sudden or surprise change in majority control of the Board of Directors without the support of the incumbent Board, even if such a change were desired by, or would be beneficial to, a majority of the Registrant's shareholders. Such provisions therefore may have the effect of discouraging certain unsolicited offers for the Registrant's capital stock.

Affiliated Transactions

         The Virginia Stock Corporation Act contains provisions governing "Affiliated Transactions." Affiliated Transactions include certain mergers and share exchanges, certain material dispositions of corporate assets not in the ordinary course of business, any dissolution of a corporation proposed by or on behalf of an Interested Shareholder (as defined below), and reclassifications, including reverse stock splits, recapitalizations or mergers of a corporation with its subsidiaries or distributions or other transactions which have the effect of increasing the percentage of voting shares beneficially owned by an Interested Shareholder by more than 5%. For purposes of the Act, an Interested Shareholder is defined as any beneficial owner of more than 10% of any class of the voting securities of a Virginia corporation.

         Subject to certain exceptions discussed below, the provisions governing Affiliated Transactions require that, for three years following the date upon which any shareholder

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becomes an Interested Shareholder, any Affiliated Transaction be approved by the affirmative vote of two-thirds of the voting shares of a corporation, other than the shares beneficially owned by the Interested Shareholder, and by a majority (but not less than two) of the Disinterested Directors (as defined below). A Disinterested Director means a member of a corporation's board of directors who
(i) was a member before the later of January 1, 1988 and the date on which an Interested Shareholder became an Interested Shareholder and (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the Disinterested Directors then on the board. At the expiration of the three-year period, these provisions require approval of Affiliated Transactions by the affirmative vote of the holders of two-thirds of the voting shares of a corporation, other than those beneficially owned by the Interested Shareholder.

         The principal exceptions to the special voting requirement apply to Affiliated Transactions occurring after the three-year period has expired and require either that the transaction be approved by a majority of the Disinterested Directors or that the transaction satisfy certain fair price requirements of the statute. In general, the fair price requirements provide that the shareholders must receive the highest per share price for their shares as was paid by an Interested Shareholder for his shares or the fair market value of their shares, whichever is higher. They also require that, during the three years preceding the announcement of the proposed Affiliated Transaction, all required dividends have been paid and no special financial accommodations have been accorded an Interested Shareholder unless approved by the majority of the Disinterested Directors.

         None of the foregoing limitations and special voting requirements applies to a transaction with an Interested Shareholder who has been an Interested Shareholder since the effective date of the statute (January 26, 1988) or who became an Interested Shareholder by gift or inheritance from such a person or whose acquisition of shares making such person an Interested Shareholder was approved by a majority of the Disinterested Directors.

         These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that, by affirmative vote of a majority of the voting shares other than shares owned by any Interested Shareholder, a corporation may adopt, by meeting certain voting requirements, an amendment to its articles of incorporation or bylaws providing that the Affiliated Transactions provisions shall not apply to the corporation. The Registrant has not adopted such an amendment.

Control Share Acquisitions

         The Virginia Stock Corporation Act also contains provisions regulating certain "control share acquisitions," which are transactions causing the voting strength of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of directors. Shares acquired in a control share acquisition have no voting rights unless: (i) the voting rights are granted by a majority vote of all outstanding shares other than those held by

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the acquiring person or any officer or employee director of the corporation,  or
(ii) the articles of incorporation or bylaws of the corporation provide that these Virginia law provisions do not apply to acquisitions of its shares. The acquiring person may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition. The Registrant has adopted an amendment to its By-Laws making these provisions inapplicable to acquisitions of its shares.



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                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            CENTRAL FIDELITY BANKS, INC.
                                                    (Registrant)


Date:  March 8, 1996                        By: /s/ William N. Stoyko, Esq.
                                                ---------------------------
                                                William N. Stoyko, Esq.
                                                Corporate Executive Officer
                                                  and Secretary


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